Offering Statement for
Vantem Global, LLC ("Vantem Global")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

All non-Regulation CF securities-related activity on netcapital.com, including, but not limited to private placement offerings under Regulation D and A, are conducted by Livingston Securities, LLC ("Livingston"), a non-affiliate of Netcapital, and a registered broker-dealer, and member FINRA/SIPC, located at 626 RexCorp Plaza, 6th floor, West Tower, Uniondale, NY 11556. For inquiries related to non-Regulation CF securities activity, contact Livingston Securities:

Jeanne Rockman: jeanne@livingstonsecurities.com

Jonathan Mason: jonathan@livingstonsecurities.com

Netcapital, Portal and Livingston do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Vantem Global, LLC

   7 Central St, #180
   Suite 1100
   Arlington, MA 02476

Eligibility

2. **The following are true for Vantem Global, LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Chris Anderson

CEO - Vantem Global January 2012 - Present CEO- Intelitec LLC 2008 - Present President Forest World LLC 2006 - 2008 Education: B.S., Park University, Political Science Chris is the Co-founder and CEO of Vantem Global, heading the team that developed the Vantem system and pioneered its implementation. Prior to this, he co-founded and headed for 20 years an international construction material and wood products manufacturing business, which grew to 1,600 employees with operations in 6 countries.

Shad Azimi

Board Member - Vantem Global - January 2012 - Present Founder & Managing Partner - Vanterra Capital - July 2008 - Present Education: B.S., McIntire School of Commerce at the University of Virginia, Finance and International Business (Honors), and MBA, Columbia Business School, Beta Gamma Sigma graduate Mr. Shad Azimi is a Managing Partner and the Founder of Vanterra Capital LLC, a global private equity firm that manages assets for a diverse investor base of ultra-high net worth partners and leading institutions. Mr. Azimi has over 20 years of global private equity investment experience. Prior to founding Vanterra Capital, he was a Principal at NYL Capital (renamed GoldPoint Partners), a $13 billion private equity program sponsored by New York Life Investment Management and third-party institutional investors. His primary role was to identify, evaluate, and execute investment opportunities for the firm's fund investment program and direct investment funds. Mr. Azimi also created and led the "Small and Emerging Manager Program," an initiative designed to build specialized and emerging private equity funds in the U.S., Europe, and Emerging Markets. Prior to that, Mr. Azimi was an Associate at Lightyear Capital, a multi-billion dollar control-oriented private equity fund as well as an Associate in the private equity group of UBS/PaineWebber Capital. Mr. Azimi began his career as an investment banking Analyst at PaineWebber, Inc.

John Preston

Board Member - Vantem Global - January 2012-present Board Member - Clean Harbors - 1993 - Present Managing Partner - TEM Capital - 2009 - Present Education: B.S., University of Wisconsin, Physics, and M.B.A., Northwestern University John T. Preston is a founder of TEM Capital an investment firm focused on transformative energy and materials and helped create Braidy Industries a company focused on lightweight metals for the auto and aerospace industries. Mr. Preston spent much of his career (30 years) at the Massachusetts Institute of Technology, M.I.T., managing the interface between researchers and industry. His titles included Associate Director of the M.I.T. Industrial Program, and the Director of Technology Development (and Licensing) at M.I.T., where he was responsible for the commercialization of intellectual property developed at M.I.T. M.I.T. generates roughly two inventions per day on a research budget of about $750 million. In Mr. Preston's capacity, he oversaw activities that led to the creation of hundreds of new technology-based companies as well as the negotiation of thousands of licenses with existing companies. He also oversaw many complex negotiations including the creation of the U.S. standard for high definition television, while representing M.I.T. on the HDTV Grand Alliance. Mr. Preston also taught entrepreneurship at M.I.T. as a Senior Lecturer. Mr. Preston was awarded the rank of "Knight of the Order of National Merit of France" by French President Mitterrand. He was awarded the "Hammer Award for Reinventing Government" by Vice President Gore. He chaired President George H.W. Bush's conference announcing the President's technology initiative. He co-chaired a conference for HRH Prince Charles, The Prince of Wales Technology Awards Conference. He advised the Clinton White House in preparation for the Kyoto Summit on climate change and he spoke at President Reagan's White House Conference on Superconductivity. He testified before Congress seven times as an expert on technology innovation and has been on advisory boards for the US DOD, NASA, US DOC and numerous others. He is the recipient of many other awards and honors including the Thomas Jefferson Award, given to the leading American in technology transfer and the Renaissance Engineering and Science award from Stevens Institute of Technology. Mr. Preston is Honorary Alum of the Massachusetts Institute of Technology. Mr. Preston has served on four public company boards including Clean Harbors (1993 – present) and as Board Advisor to Mars Incorporated.

Roger Berry

Board Member Vantem Global - January 2012 - Present Board of Managers Aptima Ventures - January

2014 - Present Adjunct Faculty Tufts University - January 2015 - Present Management Board CEG - July 2013 - Present CEO Fullbridge - May 2016 - Present Partner TEM Capital - June 2009 - Present Education: B.A. with Honors, Harvard University, Political Science and Government Roger Berry is a passionate and experienced CEO and investor in high potential technology companies. Most recently Roger led the restructuring of the leading ed-tech company Fullbridge, Inc. Fullbridge is dedicated to the Science of Working Smarter, providing cutting edge product and software enabled learning to organizations around the world. Roger has been in private equity for two decades progressing from fundraising, fund development, deal investor and ultimately as CEO. He has experience in analyzing and managing turnarounds and start up ventures. Roger was a Partner with TEM Capital, an early to growth stage fund manager. Roger serves on several Boards including the Managing Board of Aptima Ventures, the commercialization arm of Aptima Inc, a company that has done over $300 million of R&D on how technology and human performance for NASA, US military and various agencies of health. Roger serves on the Board of Clean Electricity Generation, a company with proprietary clean energy technology. Roger was Head of Group Funds and Investor Relations for Climate Change Capital, a fund manager with over $1.6 billion of assets. From 2000 to 2006, Roger was a Managing Partner and co-founder of Liberty Global Partners, an advisory and placement firm focused on emerging markets private equity. Liberty Global Partners raised significant commitments from institutional investors and led the creation of the Emerging Markets Private Equity Association. Roger had formative experiences working in the United States Congress, First Lady Hilary Clinton's health care task force and subsequently in international development and conflict resolution. Roger draws inspiration from the times he spent with historic figure Nelson Mandela and other key leaders of South Africa's transition to democracy. Roger is an honors graduate of Harvard University where he advanced to the number two position on the nationally ranked Division One tennis team.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Vantem Holdings, LLC

Securities:	8,000,000
Class:	Unit
Voting Power:	80.0%

Intelitec, LLC

Securities:	2,000,000
Class:	Unit
Voting Power:	20.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Vantem Global's breakthrough building system technology has made it a world leader in rapid construction of high quality homes, high-rises, schools, clinics, and other public and commercial buildings that have the look and feel of traditional masonry at lower cost and with much greater thermal efficiency. Vantem's building system is competitive in large portions of the global construction market. The Vantem structural insulated panel has been tested extensively by internationally recognized laboratories and has been successfully used in hundreds of buildings, including homes, apartments, offices, warehouses, shopping centers, and schools. These have been built in Uruguay, Brazil, Bolivia, Chile, Colombia, and the Caribbean. We expect to continue building our presence in South America and expand to other regions worldwide in the long term.

Vantem Global currently has 10 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Vantem Global, LLC speculative or risky:**

   1. This investment is highly speculative, involves a high degree of risk and should not be made by anyone who cannot afford to risk their entire capital contribution. You should carefully consider the risks and uncertainties described below, together with all of the other information in this memorandum, including the financial statements and the related notes incorporated by reference in this memorandum, before deciding whether to invest in shares of our Common Stock. These risk factors are not, however, intended as a substitute for professional legal, tax or financial advice, and we strongly advise you to seek such advice before investing in shares of our Common Stock. If any of the following risks or other risks actually occur, our business, financial condition, results of operations and future prospects could be materially harmed. In that event, the market price of our Common Stock could decline, and you could lose all or part of your investment.
   2. These risk factors may include certain forward-looking statements. Forward-looking statements can be identified by words such as "believes," "anticipates," "expects," "intends," "targeted," "continue," "remain," "will," "should," "may," "plans," "estimates," and similar references to future periods; however, such words are not the exclusive means of identifying such statements. Such forward-looking statements reflect various assumptions of management concerning the future performance of Vantem Composite Technologies and are subject to business, technological, economic, industry, political, legal and competitive uncertainties and contingencies, many of which are beyond the control of the Company. Accordingly, there can be no assurance that such projections and forward-looking statements will be realized. Any

forward-looking statement made in these risk factors speaks only as of the date on which it is made. The actual results may vary from the anticipated results and such variations may be material. No representations or warranties are made as to the accuracy or reasonableness of such assumptions or the projections or forward-looking statements based thereon. The Company undertakes no obligation to update any forward-looking statement, whether a result of new information, future developments or otherwise, except as may be required by law.

3. Investment in alternative construction product development is speculative because it entails substantial upfront capital expenditures and significant risk that a product will fail to maintain commercial viability or expand into new geographical markets. Our operations have generated losses in the past. Our ability to achieve profitability is dependent on our ability to finalize contracts on commitments we have and to deliver our products at the costs and with the efficiency we project. We cannot assure you that we will be profitable or continue to be profitable. We may not be able to successfully maintain the costs we have projected. Furthermore, our projected revenue depends, in part and among other things, on the development of new market niches which have yet to be developed.

4. Failure to become and remain profitable may adversely affect the market price, of our membership interest units, if there is a market price, and our ability to raise capital and continue operations.

5. Our relatively limited operating history makes it difficult to evaluate our current business and prospects and plan for our future growth. The technology which we rely on for our revenue forecast was added to our operating platform in 2012. Although that technology was developed in 2007 and proof of concept projects were installed prior to 2012, our first large scale installations and orders began in 2018. As a result, our business model has not been fully proven, which subjects us to a number of uncertainties, including our ability to plan for and model future growth. While we have continued to commercialize our products in Uruguay specifically and in other select international markets where we have obtained required clearances and approvals, we have encountered and will continue to encounter risks and uncertainties frequently experienced by rapidly growing companies in developing markets, including our ability to achieve broad market acceptance of our products, attract additional customers, grow partnerships, withstand increasing competition and manage increasing expenses as we continue to grow our business. If our assumptions regarding these risks and uncertainties are incorrect or change in response to changes in the market for our products, our operating and financial results could differ materially from our expectations and our business could suffer.

6. We rely on Chinese manufacturers for a key component to our system, our Vantem Board that is used to manufacture our Structural Insulated Panels. For our business strategy to be successful the manufacturers we work with in China must be able to provide Vantem Composite Technologies and our Joint Ventures and/or future subsidiaries with Vantem Boards in sufficient quantities, in compliance with Vantem quality control standards, at acceptable costs and on a timely basis so that we can in turn sell Structural Insulated Panels made with these Boards such products to our customers and distributors. We do not have long-term agreements with our suppliers as such, there is no assurance that they will continue to provide us with manufacturing services in the future. We are also subject to and have little or no control over delays and quality control lapses that our suppliers may suffer.

7. We and our Vantem Board manufacturers rely on suppliers of raw materials used in the production of our products. Any interruption in the supply of finished products could hinder our ability to distribute timely our finished products. If we are unable to obtain adequate product supplies to satisfy orders for our products, we may lose such orders and, possibly, our distributors, and we may incur late delivery penalties. This, in turn, could result in a loss of margin, a loss of our market share, and a corresponding reduction in our revenues. In addition, any disruption in the supply of raw materials or an increase in the cost of raw materials to Vantem could have a significant effect on their ability to supply us with our products, which would adversely affect our financial condition and operating results.

8. We have a significant currency exchange risk in the purchase of our Vantem Boards. Our manufacturers incur their costs in Chinese RMB currency and have their cost basis in that currency. Prices to Vantem are set in RMB and converted to US Dollars at the exchange rate of the day on the day export documents are drafted. Vantem's contracts with customers may be signed many months prior to production or delivery, and usually can not be adjusted if exchange

rates vary unfavorably. This could result in a loss of margin and profitability for Vantem Composite Technologies.

9. We have a significant currency risk in the sale of our products in the markets we operate in. It is often necessary to close contracts in local currency, which may fluctuate in value against the US dollar between the time the contract is signed and when products are delivered and invoiced. This could result in a loss of margin and profitability for Vantem Composite Technologies.

10. Our current projections rely heavily on the continued sales growth of our Joint Venture operation in Uruguay. Any changes in market conditions in Uruguay could result in a loss of margin and profitability for Vantem Composite Technologies.

11. Our projections assume expanding our role from a supplier of our construction system to contractors and builders to an additional role as developer of projects designed to use our construction system. This assumption is the source of significant projected revenue and margin growth for 2020 forward. Vantem Composite Technologies and Vantem Uruguay do not have a track record in developing projects and the company's inability to do so could result in a negative impact for Vantem Composite Technologies' profitability.

12. The development, marketing, and sale of our products depends upon our ability to maintain strong working relationships with our Joint Venture partners. We rely on these partners to provide us with considerable knowledge and experience regarding the development, marketing and sale of our products in their markets. These partners assist us with managing our Joint Venture companies and have the primary day-to-day responsibility over sales and marketing our products in their market as well as over production of Vantem Structural Insulated panels. If we cannot maintain our strong working relationships with these partners the manufacturing, marketing, and sales of our products could suffer, which could harm our business, financial condition and results of operations.

13. We are a small company with a limited management team, and limited corporate infrastructure. We expect to continue to experience a period of significant expansion in headcount, facilities, infrastructure and overhead to address potential growth and market opportunities. Future growth will impose significant added capital requirements, as well as added responsibilities on members of management, including the need to identify, recruit, maintain and integrate new personnel. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

14. In order to generate sales, we must be able to clearly demonstrate that our products are more cost-effective than the alternatives offered by our competitors. If we are unable to convince or continue convincing customers that our products lead to significantly better costs with acceptable quality, our business will suffer.

15. Our Vantem Board is made with a proprietary formula and specific production process. We have chosen not to patent the formula as the disclosures required for patent application would provide competitors information useful to them, therefore we have opted to keep our full formula a guarded secret. Should the formula become widely known it is possible competitors would begin using the formula to compete with us in our markets and negatively affect our business and prospects for growth.

16. Our membership interest units have not been registered under the Securities Act, and is being offered in reliance on the exemptive provisions of article 4(a)(6) of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that this offering qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934 (the "Exchange Act"), or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in

respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

17. There has been no public or private market for the Company's securities, and there can be no assurance that any such market would develop in the foreseeable future. There is, therefore, no assurance that the membership interst units of the Company can be resold at all, or near the offering price. The securities cannot be resold unless they are subsequently registered or an exemption from registration is available. There is no active trading market for the securities being offered and no market may develop in the foreseeable future for any of such securities. Further, there can be no assurance that the Company will ever consummate a public offering of any of the Company's securities. Accordingly, investors must bear the economic risk of an investment in the securities for an indefinite period of time.

18. The offering price was not established in a competitive market, but was determined by the Company. The offering price bears no relationship to the Company's assets, book value, historical results of operations or any other established criterion of value. The offering price should not be considered as an indication of the Company's actual value or the value of the securities.

19. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

20. As a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

The Offering

Vantem Global, LLC ("Company") is offering securities under both Regulation D, through Livingston Securities, LLC ("Livingston") and Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Livingston is a registered broker-dealer, and member FINRA/SIPC. Livingston will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation D. Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

This offering is considered a side-by-side offering, meaning that the Company is raising capital under two offering types. The Company plans to raise between $10,000 and $500,000 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the combined offering target of $10,000, any investments made under either offering will be cancelled and the investment funds will be returned to the investor.

The Company may raise up to $500,000 from non-accredited investors under Regulation CF.

Accredited investors who have proved their accreditation status to Portal, will automatically invest under the Regulation D - Rule 506(c) offering type. All other investors will invest under the Regulation CF offering type. An accredited investor who proves their accreditation status with the Portal prior to 48 hours of the offering closing, can authorize their investment to be withdrawn from the Regulation CF offering and automatically reinvested in the Regulation D offering. You must be an accredited investor to invest under Regulation D.

8. **What is the purpose of this offering?**

   Proceeds of the offering are expected to be used to install a panel production line in Uruguay, at a cost of $95,100. Additional proceeds are planned to be used to support the growth of inventory and receivables.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$24,500
Installation of Panel Production Line	$0	$95,100
Inventory	$4,755	$190,200
Receivables	$4,755	$190,200
Total Use of Proceeds	**$10,000**	**$500,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Vantem Global, LLC must agree that a transfer agent, which keeps records of our outstanding Unit (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.00 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Units	20,000,000	9,976,085	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There are no additional outstanding securities that would limit, dilute or qualify the rights of the securities being sold in this offering.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The securities being offered for sale are membership interest units. The units offered for sale are exactly the same as the units that are currently outstanding and owned by the existing members of the company. If this offering is successful, as a group, the people purchasing the securities that are offered for sale will be minority owners. As minority owners, you are subject to the decisions made by the majority member(s). As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new membership interest units, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority owner, you are subject to the decisions made by the management team or the majority equity holders. There is a risk that those with voting control exercise voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

23. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership interest units, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	TEM Capital
Amount Outstanding:	$600,000
Interest Rate:	8.0%
Maturity Date:	December 31, 2019
Other Material Terms:	

25. **What other exempt offerings has Vantem Global, LLC conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Chris Anderson	CEO	ownership stake in Intelitec which sells services to Vantem	$84
TEM Capital	Founded by John Preston, board member	loan	$600,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

As of December 31, 2017, the company had working capital of $91,683, total debt of $125,262 and a debt to equity ratio of 47%. Total sales in 2017 were $597,617, up 1567% from 2016 sales of $35,852. The company's operating loss of $665,279 was reduced by 18% from the previous year, driven by higher sales. In 2018, the company used approximately $290,000 per month in cash, and we expect our cash flow needs to increase going forward as we ramp up projects which are currently in the pipeline. As of December 31, 2018, the company had working capital of $208,802, total debt of $949,829 and negative equity of $85,623. Total sales in 2018 were $731,165, up 22% from 2017 sales of $597,617. The company's operating loss of $322,874 for the year ended December 31, 2018 was reduced by 51% from the previous year operating loss of $665,279, driven by higher sales and lower operating expenses. We project sales of $3.8 million for 2019 with a gross margin of 26%. Vantem Uruguay currently has a pipeline of confirmed projects that that covers the sales projections for 2019, therefore any new contracts that are won that are for short term delivery would push us above these projected sales levels. We are assuming an 18% discount rate with a 5x EBITDA exit at the end of 2022, based on industry metrics. The total enterprise value is approximately $21 million. Since Vantem Global is a 50% owner of Vantem Uruguay, the value that can be recognized by Vantem Global would be 50% of the total, or $10.4 million.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

1. at the time of the filing of this offering statement bars the person from:
   1. association with an entity regulated by such commission, authority, agency or officer?
   2. engaging in the business of securities, insurance or banking?
   3. engaging in savings association or credit union activities?
2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Vantem Global, LLC answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript: Today millions of people around the world lack proper housing and infrastructure such as schools that sustain healthy and safe communities. Traditional building methods do not satisfy demand and contribute to worsening environmental conditions. Hi, I'm Chris Anderson CEO of Vantem Global, where we've developed a revolutionary building system that is affordable, environmentally friends, and scalable. Most importantly, we've begun a successful global roll out with strong growth potential. The main problem in most countries with building deficits is the traditional use of brick and cement. These materials are labor-intensive, slow, and expensive. They are also not energy efficient. But replacing brick and cement is not easy. Building codes in most countries were written for those materials, and people are used to their look and feel, so alternatives like plastic or even wood are not viable. Vantem's innovation is a light structural panel with special proprietary cement faces. It's much less expensive and takes about a quarter of the time to build with. It's also five times more thermally efficient. By being cement based, we are able to meet local codes, and we have the look and feel people are used to. Our solution is scalable. We can start small in a market and grow rapidly. We designed a compact production line that's not expensive and have the capacity to produce over one-hundred thousand square feet per month in one shift. We are installing these lines close to where the needs are, keeping costs low, and providing quick and efficient supply. With the Vantem system, more people can afford homes, and governments can build more infrastructure like schools and universities. The homes and schools are available to be used and lived in sooner, and our thermal efficiency makes them more comfortable and less expensive to own and operate. Vantem is not just a concept. Our system is already being used every day. We started our global role out in latin America where we have built hundreds of buildings in Bolivia, Brazil, Chile, Columbia, Uruguay, and the Caribbean. We have a strong pipeline of new projects, including 23 schools, a university campus, commercial buildings, and over 100 new homes. And this is just the beginning. Global construction is a $9 trillion market and our system is competitive. With an exceptional team, and our record of success, Vantem Global has a bright future ahead. Please join us in making a difference.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Formation: certificateofformation.pdf
    Operating Agreement: operatingagreement.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.vantemglobal.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.